Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED SEPTEMBER 28, 2006 TO PROSPECTUS DATED SEPTEMBER 27, 2006

AUGUST 2006 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	August 2006	Year to Date	08/31/06	08/31/06

Series A	0.38%	(5.66)%	$63,693,420	$1,253.10
Series B	0.55%	(6.77)%	$32,469,538	$1,418.53

*	All performance is reported net of fees and expenses

Fund results for August 2006:

Global stocks pushed higher in August as energy prices and interest rates eased. U.S. equities gained with the NASDAQ ending the month up slightly over 8.5% from its July lows. In Asia, the Nikkei rallied 4.7% as figures on Japanese machine orders and industrial production both showed strength. Meanwhile, the Korean Kospi followed the Nikkei higher while the Hang Seng and Taiwan Index finished the month little changed. European Stocks also rallied, leading our long positions to an overall gain in this sector in August.

World bond futures markets rallied in August for the second consecutive month with the U.S. 30-year, German Bund, and Japanese 10-year bond reaching five-month highs. Weak consumer price figures ignited a rally in the Japanese 10-year bond, thus bolstering expectations that the Bank of Japan will remain quiet for the remainder of the year. Short positions in this sector lead to an overall loss for the month.

In Europe, 3m Euribor futures declined slightly as the ECB raised rates early in the month and expectations of an additional ECB rate hike in October remain. However, surprisingly soft investor confidence readings, a collapse in Eurozone industrial orders, and concerns over U.S. economic growth may put the ECB on hold. Three-month Sterling futures declined sharply in early August as the Bank of England surprised the market with a rate hike. Values rebounded slightly to close the month as energy markets softened. Short positions in this sector resulted in an overall loss.

A surprise early month rate hike by the Bank of England helped the Pound gain 1.9% against the Dollar. The Yen lost ground against both the Dollar and the Euro as softening price data confirmed dwindling prospects for an additional rate hike this year. Otherwise, the Asian bloc showed modest gains amid further strength in China. Latin America, led by Brazil, posted small gains. Short positions in Yen and long positions in the Pound resulted in an overall gain in this sector.

World crude oil markets surged to near all-time highs in early August as news that the Prudhoe Bay oil field in Alaska would be shut down due a state of disrepair followed by a sharp reversal. November Unleaded Gas (−10.9%), Heating Oil (−4.4%), and Crude (−6.5%) all finished lower in August, while November Natural Gas reversed last months gains to close down 16.1%. In Europe, October Gas Oil lost 2.5% and Brent Crude lost 6.6%. Tokyo products finished 3.5-4% lower. Losses in Long positions overwhelmed gains of our Short positions, resulting in an overall loss in the energy sector.

Other market sectors did not reveal significant trends and did not have a major influence on this month’s overall performance.

QUADRIGA SUPERFUND, L.P. — SERIES A
AUGUST 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended August 31, 2006)

STATEMENT OF INCOME

August 2006

INVESTMENT INCOME, interest	$256,608

EXPENSES
Management fee	98,770
Organization and offering expenses	53,390
Operating and other expenses	221,711
Incentive fee	—
Brokerage commissions	86,465

Total expenses	460,336

NET INVESTMENT GAIN (LOSS)	(203,728)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on futures and forward contracts	(2,473,647)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,917,834

NET GAIN (LOSS) ON INVESTMENTS	444,187

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$240,459

STATEMENT OF CHANGES IN NET ASSET VALUE

August 31, 2006

NET ASSETS, beginning of period	$62,640,651

NET INCREASE IN NET ASSETS FROM OPERATIONS	240,459
CAPITAL SHARE TRANSACTIONS
Issuance of shares	1,189,150
Redemption of shares	(376,840)

NET INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS	812,310
NET INCREASE (DECREASE) IN NET ASSETS	1,052,769

NET ASSETS, end of period	$63,693,420

NAV PER UNIT, end of period	$1,253.10

QUADRIGA SUPERFUND, L.P. — SERIES B
AUGUST 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended August 31, 2006)

STATEMENT OF INCOME

August 2006

INVESTMENT INCOME, interest	$128,340

EXPENSES
Management fee	50,351
Organization and offering expenses	27,216
Operating and other expenses	113,106
Incentive fee	—
Brokerage commissions	63,613

Total expenses	254,286

NET INVESTMENT GAIN (LOSS)	(125,946)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on futures and forward contracts	(1,694,449)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,998,368

NET GAIN (LOSS) ON INVESTMENTS	303,919

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$177,973

STATEMENT OF CHANGE IN NET ASSET VALUE

August 31, 2006

NET ASSETS, beginning of period	$32,317,667

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	177,973
CAPITAL SHARE TRANSACTIONS
Issuance of shares	250,450
Redemption of shares	(276,552)

NET INCREASE (DECREASE) IN NET ASSETS FROM CAPITAL SHARE TRANSACTIONS	(26,102)
NET INCREASE (DECREASE) IN NET ASSETS	151,871

NET ASSETS, end of period	$32,469,538

NAV PER UNIT, end of period	$1,418.53

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.

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